Exhibit 99.93

PRESS RELEASE

Aya Gold & Silver Provides Year-End 2025 Exploration Update

Montreal, Quebec, January 21, 2026 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) provides a full-year 2025 exploration update, summarizing the results of it drilling programs at the Zgounder Silver Mine and the Boumadine Project in the Kingdom of Morocco.
“In 2025, our exploration programs at Zgounder and Boumadine demonstrated our exploration leadership, supported asset growth, produced outstanding intercepts, and underscored the potential to add significant high-grade ounces in the near term,” said Benoit La Salle, President & CEO. “Over 175,000 metres of drilling combined with advanced technology have been central to these results and to identifying new opportunities. With 16 new permits expanding our Moroccan footprint, we remain focused on creating shareholder value through the drill bit and building on this momentum into 2026.”
Highlights
Zgounder Mine Exploration1
•Significant mineralization confirmed at depth toward the granite contact, with extension of the open pit and to the west near the fault:
•Hole DZG-SF-24-228 intercepted 3,794 grams per tonne (“g/t”) silver (“Ag”) over 10.0 metres (“m”)
•Hole DZG-SF-24-412 intercepted 3,279 g/t Ag over 8.0 m, including 6,425 g/t Ag over 4.0 m.
•Hole ZG-SF-24-259 intercepted 1,082 g/t Ag over 8.5 m, including 2,133 g/t Ag over 2.7 m.
•Hole ZG-SF-25-290 intercepted 823 g/t Ag over 10.0 m and 2,055 g/t Ag over 4.5 m.
•Hole ZG-RC-24-413 intercepted 1,001 g/t Ag over 28.0 m, including 2,787 g/t Ag over 7.0 m.
•Hole ZG-RC-24-452 intercepted 1,364 g/t Ag over 14.0 m, including 2,433 g/t Ag over 6.0 m.
•Completed 28,495 m of drilling at Zgounder near-mine and regionally exceeding full-year target of
20,000–25,000 m.
•Six (6) exploration permits added expanding the Zgounder exploration footprint to 378.8 square kilometres (“km2”)

•Net Reserve and Resource Growth – December 2025 update2
•P&P Reserves: 73 Moz Ag at 145 g/t (15.7 million tonnes (“Mt”)), a 4% increase in silver ounces (“oz”) from the prior estimate, net of depletion, with reserves estimated using a silver price assumption of $26/oz.
•Measure & Indicated Resources (“M&I Resources”)2: 100 Moz Ag at 165 g/t Ag (18.9 Mt), a 5% increase in total Ag ounces from the prior estimate, net of depletion.
Boumadine Exploration1,3,4
•Significant mineralized intercepts in the Boumadine Main Trend:
•BOU-MP25-087 intercepted 2,323 g/t silver equivalent (“AgEq”) over 15.0 m (3.31 g/t Au, 1,900 g/t Ag, 4.8% zinc (“Zn”), 1.8% lead (“Pb”) and 0.03% copper (“Cu”), including 3,858 g/t AgEq over 8.7 m (5.37 g/t Au, 3,208 g/t Ag, 6.3% Zn, 2.8% Pb and 0.05% Cu).
•BOU-RC25-026 intercepted 3,336 g/t AgEq over 6.0 m (37.03 g/t Au, 334 g/t Ag, 2.8% Zn, 1.0% Pb and 0.2% Cu), including 8,163 g/t AgEq over 2.0 m (102.38 g/t Au, 94 g/t Ag, 2.4% Zn, 1.0% Pb and 0.1% Cu).
•Extension of Tizi Zone to 2.2 km with intersection such as:
•BOU-DD25-550 intercepted 272 g/t AgEq over 4.6 m (1.33 g/t Au, 101 g/t Ag, 1.6% Zn, 1.1% Pb and 0.03% Cu).
•Updated Mineral Resources Estimate (“MRE”) 2,3 – February 2025:
•Indicated Mineral Resource: 5.2 Mt at 91 g/t Ag, 2.78 g/t Au, 2.8% Zn and 0.85% Pb containing an estimated 15.1 Moz of Ag, 449 thousand ounces (“koz”) of Au, 145 thousand tonnes (“kt”) of Zn and 44 kt of Pb, an increase of 19% from the prior estimate.
•Inferred Mineral Resource: 29.2 Mt containing an estimated 76.8 Moz of Ag, 2.4 Moz of Au, 615 kt of Zn and 237 kt of Pb.
•Upside Potential: The updated MRE was effective February 24, 2025 and does not include most of the 2025 drilling campaign, highlighting potential for additional resources.
•10 exploration permits added, expanding the Boumadine exploration footprint to 340.7 km2
•Completion of 569 drillholes totalling 150,325 m within the Boumadine main trend and other targets
1.All intersections are in core lengths.
2.Mineral Reserves as of September 30, 2025 were estimated using a silver price assumption of $26/oz. Mineral Resources are inclusive of Mineral Reserves. The Mineral Resource Estimate for Zgounder is effective June 30, 2025 and was estimated using a silver price assumption of $28/oz. See Aya’s December 16, 2025 press release for additional information.
3.Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 77.9 g/t Ag; 1% Cu: 85.4 g/t Ag; 1% Pb: 24.2 g/t Ag; and 1% Zn: 24.6 g/t Ag.
4.As at February 24, 2025. Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Summary of 2025 Exploration Results
Zgounder Exploration
The Zgounder Mine is an Ag mineralization sediment hosted deposit, currently interpreted as epithermal, underground and open pit mine in the central Anti-Atlas Mountains of Morocco. Best intercepts for 2025 are shown in Table 1.
•For the period of January to December 2025, a total of 23,866 m was completed on the deposit. (Figure 1)
•Infill drilling, underground and surface, on the high-grade mineralization at the main orebody confirmed the mineralization and extended underground production zones. Results include: DZG-SF-24-228 with 3,794 g/t Ag over 10.0 m, DZG-SF-25-422 with 5,297 g/t Ag over 4.0 m, and DZG-SF-25-412 with 3,279 g/t Ag over 8.0 m with 6,425 g/t Ag over 4.0 m.
•Silver mineralization near the granite contact was confirmed and extended 250 m along strike in the west-extension and up to 400 m vertical depth with results including: ZG-SF-25-290 with 823 g/t Ag over 10.0m and 2,055 g/t Ag over 4.5 m, and ZG-SF-24-209 with 1,756 g/t Ag over 4.5m including 6,800 g/t Ag over 1.0 m.
•The open pit area is a key contributor to production, reverse circulation (“RC”) drilling on the area, at east of the deposit confirmed the continuity of the mineralization at south and at north. Results include ZG-RC-24-413 with 1,001 g/t Ag over 28.0 m including 2,787 g/t Ag over 7.0 m, and ZG-RC-24-452 with 1,364 g/t Ag over 14.0 m, including 2,433 g/t Ag over 6.0 m.
Table 1 – Best Intercepts at Zgounder in 2025 (core lengths)

DDH No.	From	To	Ag	Length*	Ag x width
	(m)	(m)	(g/t)	(m)
Surface DDH
ZG-24-128	26.0	32.0	960	6.0	5 760
Underground DDH
ZG-SF-24-203	176.0	186.0	911	10.0	9 106
Including	180.5	182.0	4 855	1.5	7 282
ZG-SF-24-209	299.0	303.5	1 756	4.5	7 900
Including	300.0	301.0	6 800	1.0	6 800
ZG-SF-24-219	65.0	70.0	1 147	5.0	5 734
Including	65.0	67.5	2 174	2.5	5 434
ZG-SF-24-259	66.0	74.5	1 082	8.5	9 197
Including	67.5	70.2	2 133	2.7	5 760
ZG-SF-25-290	275.0	285.0	823	10.0	8 228
ZG-SF-25-290	297.5	302.0	2 055	4.5	9 246
DZG-SF-24-228	6.0	16.0	3 794	10.0	37 940

DZG-SF-24-325	52.0	58.0	1 113	6.0	6 675
DZG-SF-24-353	46.5	59.5	572	13.0	7 430
ZG-SF-24-123	276.5	289.1	1 640	12.6	20 660
Including	278.0	279.0	10 104	1.0	10 104
Including	277.5	284.5	2 747	7.0	19 230
DZG-SF-25-409	23.0	26.0	3 042	3.0	9 125
Including	23.5	25.5	4 456	2.0	8 913
DZG-SF-25-412	56.5	64.5	3 279	8.0	26 231
Including	56.5	60.5	6 425	4.0	25 700
DZG-SF-25-422	48.0	52.0	5 297	4.0	21 188
DZG-SF-25-465	35.5	36.5	7 220	1.0	7 220
DZG-SF-25-557	35.7	40.0	1 534	4.3	6 597
DZG-SF-25-715	3.8	7.0	1 972	3.2	6 311
Surface RC
ZG-RC-24-155	0.0	13.0	755	13.0	9 812
ZG-RC-24-169	0.0	17.0	484	17.0	8 220
ZG-RC-24-232	0.0	11.0	1 054	11.0	11 596
Including	0.0	5.0	2 063	5.0	10 316
ZG-RC-24-354	19.0	31.0	664	12.0	7 969
Including	22.0	25.0	1 793	3.0	5 380
ZG-RC-24-399	63.0	70.0	1 298	7.0	9 085
Including	64.0	68.0	2 081	4.0	8 324
ZG-RC-24-401	17.0	20.0	3 565	3.0	10 696
ZG-RC-24-413	10.0	38.0	1 001	28.0	28 026
Including	26.0	33.0	2 787	7.0	19 512
ZG-RC-24-424	42.0	44.0	3 733	2.0	7 466
ZG-RC-24-452	39.0	53.0	1 364	14.0	19 100
Including	45.0	51.0	2 433	6.0	14 596
ZG-RC-24-471	0.0	7.0	826	7.0	5 780
ZG-RC-24-491	0.0	15.0	538	15.0	8 068
Including	4.0	10.0	949	6.0	5 692
ZG-RC-25-412	27.0	37.0	745	10.0	7 452
ZG-RC-25-449	11.0	15.0	1 347	4.0	5 388
ZG-RC-24-593	0.0	6.0	1 123	6.0	6 740
ZG-RC-24-303	22.0	28.0	1 970	6.0	11 820
ZG-RC-25-462	11.0	22.0	502	11.0	5 527
ZG-RC-25-478	3.0	18.0	677	15.0	10 155
Including	3.0	6.0	2 138	3.0	6 415

Underground T28
T28-24-525	7.2	12.0	1 397	4.8	6 706
T28-25-628	1.2	8.4	845	7.2	6 080
T28-25-666	14.4	25.2	664	10.8	7 169
Including	14.4	19.2	1 344	4.8	6 450
T28-25-671	12.0	25.2	751	13.2	9 910
Including	18.0	24.0	1 244	6.0	7 464
T28-25-739	3.6	16.8	525	13.2	6 928
T28-25-816	13.2	19.2	1 305	6.0	7 828
T28-25-894	7.2	13.2	1 339	6.0	8 035
T28-25-899	8.4	14.4	885	6.0	5 312
T28-25-904	8.4	15.6	1 631	7.2	11 744
Including	8.4	12.0	3 100	3.6	11 160
T28-25-942	20.4	26.4	1 947	6.0	11 682
Including	21.6	26.4	2 359	4.8	11 324
T28-25-946	12.0	21.6	561	9.6	5 383
T28-25-961	9.6	12.0	2 465	2.4	5 916
Underground YAK
YAK-24-143	1.2	21.6	382	20.4	7 784
YAK-24-144	13.2	25.2	520	12.0	6 238
YAK-24-152	3.6	9.6	1 532	6.0	9 192
YAK-25-332	8.4	10.8	2 380	2.4	5 712
YAK-25-384	10.8	24.0	400	13.2	5 275
YAK-25-385	21.6	28.8	885	7.2	6 372
YAK-25-386	9.6	15.6	2 021	6.0	12 127
Including	13.2	15.6	4 880	2.4	11 712
* True width remains undetermined at this stage; all values are uncut.

West
275700 E
276000 E
276300 E
276600 E
East
Zgounder Fault
2100 L
1800 L
1500 L
Legend
Modelized Ag in g/t
> 100 g/t
> 300 g/t
> 500 g/t
> 1000 g/t
Granite
Drillholes
DD Holes
RC Holes
0
0.5
1 km

Figure 1: Location of Drill Hole at Zgounder
Zgounder Regional Exploration
Regional exploration drilling was conducted on four targets including one near-mine 500 m north of the Zgounder deposit with a total of 4,415 m drilled.
Zgounder North Target: Drilling targeted a rhyolite-sediment contact mapped on surface north of the Zgounder deposit. Drilling intersected the rhyolite up to 200 m depth; assay results are still pending for this area.
Ait Nebdas East and Ait Nebdas West: Drilling targeted NS mineralization trend hosted into a diorite porphyry intrusion. The surface Ag-Cu mineralization was identified by rock samples. Drill holes intercepted anomalous Ag intervals with lower grades than the ones in surface.
Tachakchte: Drilling targeted an ENE contact between a felsic intrusion and a volcanic unit aiming Ag-Cu anomalies shown by rock surface sampling. Assay results do not show continuity of mineralization at depth.
Iriri: Drilling targeted a N10 alteration corridor hosted in Proterozoic intermediate volcanic rocks. The alteration bears Au anomalies identified by surface rock sampling. Drill holes were realized in 2 phases; a RC campaign and a follow up DDH to better understand the continuity of the mineralization at depth. Assays results received by the end of 2025 intercepted anomalous Au intersections. Further follow up is planned for 2026.
Additional work includes:
•Geological mapping and prospecting, focusing on the Zgounder Far East, Touchkal and Zgounder Nord properties, the last acquired in 2025.

•A stream sediment campaign on Zgounder Nord, and follow-up on previous stream sediment results from Touchkal property.
•Geochemical campaign on outcrop samples over Zgounder deposit and Zgounder regional, coupled with core-samples from the deposit to better characterize alteration halo and compositions of intrusive units.
•Execution of a ground-geophysical survey (IP and MT) over the eastern Zgounder permit targeting the Zgounder sedimentary sequence underneath the Proterozoic sedimentary cover.
•Completion of a machine learning–based geoanalytics analysis across the Zgounder deposit and regional exploration permits within a 30 km radius of the deposit. Targets generated from the study will be followed up in 2026 (Figure 4).
•Calibration of previously acquired World-View 3 hyperspectral imagery using samples collected from the concerned areas.
•Acquisition of 6 exploration permits (Zgounder Nord), expanding the Zgounder exploration footprint to 378.8 km2.

N
Legend
Forages de surface DD
2017 - 2024 Exploration Drill holes
2025 Exploration Drill holes
WorldView-3 Bands Ratio
Ferric Alteration
Clay Alteration
Chlorite-Carbonate Alteration
0
0.5
1 km

Figure 2: Location of Drill Hole at Zgounder Surface

Figure 3: Location of Drill Holes at Zgounder Regional Exploration.

Figure 4: AI Generated Near-Mine Targets.
Boumadine Exploration
Boumadine contains a large polymetallic deposit (Ag, Au, Pb, Zn) located in the Anti-Atlas Mountains, 80km south-west of the city of Errachidia. The main mineralization generally consists of 1m to 4m wide (locally reaching over a 10m width) N340- oriented massive sulphide lenses/veins sharply dipping eastward (> 70°). The massive sulphide veins (>80%) are mainly composed of pyrite, with variable proportions of arsenopyrite, sphalerite, galena, and chalcopyrite. The Tizi and Imarriren zones share the same characteristics as the main mineralization except for their N000 orientation. Best intercepts for 2025 are shown in Table 2.

•The updated estimated mineral resources, as published on March 31, 2025, contain:
•An indicated Mineral Resource of 5.2Mt at 91 g/t Ag, 2.78 g/t Au, 2.8% Zn and 0.85% Pb containing an estimated 15.1Moz of Ag, 449koz of Au, 145kt of Zn and 44kt of Pb, an increase of 19%, and;
•An inferred Mineral Resource of 29.2Mt at 82 g/t Ag, 2.63 g/t Au, 2.11% Zn and 0.82% Pb containing an estimated 76.8Moz of Ag, 2.4Moz of Au, 615kt of Zn and 237kt of Pb, an increase of 120%
•In 2025, A total of 569 drillholes totaling 150 325 m were completed on the Boumadine project and satellite prospects
•273 drillholes totaling 119,887 m were drilled on the deposit (Figure 5).
•136 drillholes totaling 29,765 m were drilled on different regional exploration targets (Figure 6)
•160 definition drillholes totaling 674 m were drilled on the two existing tailings.
•Best mineralized intercept to date: BOU-MP25-087 intercepted 2,323 g/t AgEq over 15.0 m (3.31 g/t Au, 1,900 g/t Ag, 4.8% Zn, 1.8% Pb and 0.03% Cu, including 3,858 g/t AgEq over 8.7 m (5.37 g/t Au, 3,208 g/t Ag, 6.3% Zn, 2.8% Pb and 0.05% Cu).
•Polymetallic mineralization of the Tizi zone was extended to 2.2km in length. BOU-DD25-547 intercepted 248 g/t AgEq over 9.0 m (0.42 g/t Au, 80 g/t Ag, 3.6% Zn, 1.8% Pb and 0.04% Cu); BOU-DD24-540 intercepted 480 g/t AgEq over 2.0 m (3.27 g/t Au, 53 g/t Ag, 1.1% Zn, 5.2% Pb and 0.2% Cu)
•Increasing Imarriren strike length to 1.2 km. BOU-DD25-503 intercepted 876 g/t AgEq over 1.0 m (9.92 g/t Au, 49 g/t Ag, 1.6% Zn, 0.2% Pb and 0.1% Cu); BOU-DD25-529 intercepted 365 g/t AgEq over 2.0 m (3.66 g/t Au, 52 g/t Ag, 0.5% Zn, 0.5% Pb and 0.1% Cu)
•New high-grade parallel structure with a long, continuous mineralized interval: BOU-DD25-623 intercepted 540 g/t AgEq over 47.3 m (0.94 g/t Au, 399 g/t Ag, 1.4% Zn, 1.2% Pb and 0.03% Cu), including 681 g/t AgEq over 10.6 m (1.84 g/t Au, 489 g/t Ag, 1.3% Zn, 0.6% Pb and 0.04% Cu) and 1,286 g/t AgEq over 11.7 m (1.55 g/t Au, 1,002 g/t Ag, 3.0% Zn, 3.5% Pb and 0.1% Cu).
•Discovery of New Asirem Gold Zone: BOU-DD25-629 intercepted 1.52 g/t Au over 4.3 m, 1.49 g/t Au over 1.0 m and 1.95 g/t over 1.0 m; BOU-DD25-632 intercepted 4.53 g/t Au over 1.0 m, 2.05 g/t Au over 1.0 m, 1.82 g/t Au over 1.0 m, 1.47 g/t Au over 1.0 m and 0.98 g/t Au over 2.0 m
•10 additional exploration permits and a 600 km2 Exploration Authorization, expanding the Boumadine exploration footprint to 340.74km2. (Figure 7)
•Completion of a satellite mapping and spectral study on Boumadine using WorldView-3 data over 1,500km2. Identification of numerous clay alteration halos similar to Boumadine.
•Over 22,000 assays are still pending at Boumadine.

Table 2 – Best Intercepts at Boumadine in 2025 (core lengths)

DDH No.	From	To	Au	Ag	Length*	Cu	Pb	Zn	Ag Eq**	AgEq *m
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)
BOU-DD24-387	378.3	381.0	0.37	297	2.7	0.0	3.7	3.2	497	1 343
BOU-DD24-392	465.0	466.7	1.50	1 123	1.7	0.1	5.3	6.9	1 551	2 637
BOU-DD24-399	195.0	196.0	19.24	4	1.0	0.0	0.0	0.0	1 506	1 506
BOU-DD24-413	190.4	191.4	16.72	1	1.0	0.0	0.0	0.0	1 305	1 305
BOU-DD24-436	66.6	73.4	1.21	89	6.8	0.0	0.5	1.3	230	1 561
BOU-DD24-436	92.0	101.3	0.51	50	9.3	0.1	1.7	4.4	252	2 342
BOU-DD24-437	91.3	100.0	0.52	87	8.7	0.0	2.0	3.7	276	2 398
BOU-DD24-440	135.3	152.1	1.39	98	16.8	0.0	1.8	3.2	334	5 606
Including	148.0	152.1	2.93	157	4.1	0.0	0.8	2.6	476	1 951
BOU-DD24-440	163.6	181.4	0.55	74	17.8	0.1	1.5	5.3	293	5 220
Including	172.3	176.4	1.31	175	4.1	0.1	3.8	10.9	649	2 662
BOU-DD24-450	94.8	105.4	3.76	35	10.6	0.2	0.1	0.1	349	3 703
Including	94.8	101.4	5.57	51	6.6	0.3	0.1	0.1	512	3 378
BOU-DD24-450	163.3	172.4	1.43	48	9.1	0.1	0.7	1.4	218	1 981
Including	163.3	168.1	2.38	41	4.8	0.1	0.6	1.2	283	1 358
BOU-MP24-015	475.0	476.6	0.05	774	1.6	0.1	0.1	0.1	788	1 261
BOU-DD24-387	378.3	381.0	0.37	297	2.7	0.0	3.7	3.2	497	1 343
BOU-DD24-442	173.7	178.3	0.20	73	4.6	0.1	1.3	4.9	248	1 141
BOU-DD24-453	164.4	169.6	2.68	38	5.2	0.2	0.2	0.7	284	1 476
Including	164.4	168.1	3.44	45	3.7	0.2	0.1	0.2	341	1 263
BOU-DD24-472	125.8	128.7	3.78	29	2.9	0.1	0.7	1.8	394	1 143
BOU-DD24-473	282.7	288.1	1.48	54	5.4	0.1	1.1	1.7	243	1 314
BOU-DD24-474	48.0	52.0	2.38	37	4.0	0.0	0.6	2.5	302	1 208
BOU-DD24-475	405.4	407.1	5.62	257	1.7	0.4	0.3	3.5	820	1 394
BOU-DD24-478	459.4	462.7	4.61	75	3.3	0.1	0.1	0.5	460	1 517
BOU-DD24-487	483.1	486.5	3.36	225	3.4	0.1	0.1	0.0	502	1 707
BOU-MP24-015	475.0	476.6	0.05	774	1.6	0.1	0.1	0.1	788	1 261
BOU-DD25-497	184.6	190.8	1.93	18	6.2	0.1	0.1	0.9	201	1 244
BOU-DD25-501	93.0	99.0	1.73	48	6.0	0.1	0.2	0.5	210	1 261
BOU-DD25-504	141.0	147.6	3.69	46	6.6	0.0	0.2	0.3	349	2 307
Including	141.0	142.2	10.34	37	1.2	0.0	0.1	0.1	851	1 022
BOU-DD25-506	297.3	302.3	3.19	48	5.0	0.1	0.1	0.1	312	1 559
BOU-DD25-509	282.1	291.4	2.18	62	9.3	0.1	0.7	1.5	296	2 754
Including	289.8	291.4	7.16	215	1.6	0.5	0.2	3.2	897	1 436
BOU-DD25-511	311.1	316.0	1.95	270	4.9	0.1	0.1	0.6	449	2 201
BOU-DD25-512	338.0	339.0	15.86	1	1.0	0.0	0.1	0.3	1 247	1 247
BOU-DD25-513	365.3	367.1	5.19	118	1.8	0.5	0.2	1.0	591	1 063
BOU-DD25-513	374.8	377.7	5.52	109	2.9	0.3	0.2	5.2	698	2 025
BOU-DD25-516	648.5	649.0	66.66	111	0.5	0.1	1.0	1.6	5 373	2 687
BOU-DD25-547	117.0	126.0	0.42	80	9.0	0.0	1.8	3.6	248	2 233
BOU-MP25-026	238.5	243.2	0.58	36	4.7	0.1	1.3	7.2	296	1 392
BOU-MP25-028	392.1	396.4	3.27	19	4.3	0.1	0.1	0.3	286	1 232
BOU-DD25-500	537.0	543.6	2.41	50	6.6	0.1	0.2	0.1	255	1 682
Including	540.1	543.6	3.11	60	3.5	0.1	0.2	0.1	321	1 123
BOU-DD25-550	54.9	59.5	1.33	101	4.6	0.0	1.1	1.6	272	1 253
BOU-DD25-569	544.0	546.0	0.03	690	2.0	0.0	0.6	0.1	710	1 420

BOU-DD25-572	351.8	364.0	2.60	23	12.2	0.1	0.1	0.0	232	2 835
Including	352.6	354.8	5.28	49	2.2	0.1	0.1	0.1	473	1 042
Including	359.3	361.7	6.29	48	2.4	0.1	0.1	0.0	551	1 323
BOU-DD25-572	381.6	388.1	2.66	21	6.5	0.0	0.2	0.4	246	1 599
Including	383.0	385.0	6.49	25	2.0	0.0	0.2	0.2	544	1 089
BOU-DD25-572	573.0	574.8	9.77	65	1.8	0.2	0.7	2.8	929	1 673
BOU-DD25-584	325.7	334.7	4.04	41	9.0	0.1	0.1	0.1	369	3 325
Including	327.0	331.2	5.98	51	4.2	0.2	0.1	0.1	535	2 248
BOU-DD25-589	341.0	351.2	2.90	29	10.2	0.1	0.1	0.1	271	2 763
Including	345.4	348.0	7.46	71	2.6	0.4	0.1	0.1	692	1 799
BOU-DD25-602	280.2	286.2	2.22	30	6.0	0.1	0.2	0.7	236	1 414
BOU-DD25-606	274.4	276.4	7.71	65	2.0	0.3	0.1	0.1	700	1 399
BOU-DD25-608	384.5	386.5	5.21	244	2.0	0.2	0.7	0.7	704	1 408
BOU-DD25-613	170.0	173.1	9.82	51	3.1	0.2	0.1	1.2	862	2 672
Including	170.0	171.2	23.66	82	1.2	0.3	0.1	1.2	1 983	2 379
BOU-DD25-623	182.9	230.2	0.94	399	47.3	0.0	1.2	1.4	540	25 539
Including	189.0	199.6	1.84	489	10.6	0.0	0.6	1.3	681	7 223
Including	216.5	228.2	1.55	1 002	11.7	0.1	3.5	3.0	1 286	15 041
BOU-DD25-633	275.8	282.0	0.55	293	6.2	0.0	4.3	2.1	498	3 090
BOU-DD25-633	314.3	319.0	1.45	69	4.7	0.1	0.8	5.3	339	1 595
BOU-MP25-081	83.0	90.0	0.60	257	7.0	0.1	4.1	4.0	506	3 541
BOU-MP25-081	183.0	185.0	1.73	240	2.0	0.0	3.2	5.1	602	1 204
BOU-MP25-081	196.0	201.0	0.55	349	5.0	0.1	1.6	2.3	499	2 494
BOU-MP25-087	112.0	117.0	0.69	209	5.0	0.0	2.0	3.2	396	1 978
BOU-MP25-087	138.4	153.4	3.31	1 900	15.0	0.0	1.8	4.8	2 323	34 850
Including	142.0	150.7	5.37	3 208	8.7	0.0	2.8	6.3	3 858	33 564
BOU-MP25-087	160.0	164.8	1.18	311	4.8	0.0	4.0	4.4	614	2 947
BOU-MP25-088	539.5	543.5	1.24	57	4.0	0.1	0.5	3.6	261	1 044
BOU-MP25-092	320.0	322.3	0.78	361	2.3	0.0	3.1	3.6	610	1 403
BOU-RC25-026	50.0	56.0	37.03	334	6.0	0.2	1.0	2.8	3 336	20 019
Including	50.0	52.0	102.38	94	2.0	0.1	1.0	2.4	8 163	16 325
BOU-RC25-027	133.0	137.0	2.10	94	4.0	0.2	1.0	5.3	432	1 726
BOU-RC25-043	152.0	161.0	2.69	45	9.0	0.1	0.1	0.1	268	2 414
Including	154.0	159.0	4.44	67	5.0	0.2	0.1	0.1	432	2 158
* True width remains undetermined at this stage; all values are uncut.
** Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 77.9 g/t Ag; 1% Cu: 85.4 g/t Ag; 1% Pb: 24.2 g/t Ag; and 1% Zn: 24.6 g/t Ag

Figure 5: Location of Drill Holes at Boumadine

Figure 6: Location of Drill Holes at Boumadine regional exploration.

N
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
Boumadine permits
Total area : 252.47 km²
New Boumadine permits
Total area : 88.29 km²
Exploration licence
Total area : 600 km²
Boumadine camp
0 2 4 6 8 Km
Source: Esri, Maxar, Earth

Figure 7: Location of New Permits at Boumadine
Technical Information
Aya has implemented a quality control program to comply with best practices in sampling and analysis of drill core and RC chips. For core drilling, all individual samples represent approximately one metre in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco. For drilling using RC, all individual samples represent 1.0m in length and a representative portion is kept for every metre in some chip trays stored on site. A split samples representing 1/16th, ranging from 2 to 4 kilogram is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco.
All samples are analyzed for silver, copper, iron, lead, zinc, tin, and molybdenum using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed using fire assaying. Gold is assayed by fire assaying. Standards of different grades and blanks were inserted every 20 samples in addition to the standards, blanks and pulp duplicate inserted by Afrilab.

Qualified Person
The scientific and technical information contained in this press release have been reviewed by David Lalonde, B. Sc, P. Geo, Vice-President Exploration, Qualified Person, for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Corporation has established exploration leadership through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas Fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its newly expanded processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a substantial mineral resource, a large, mineralized footprint and significant exploration potential.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “demonstrate”, “growth”, “potential”, “advance”, “expand”, “identifies”, “confirms”, “potential”, “growth”, “upside”, “grow”, “increase”, “significant”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the potential to meaningfully grow resources and for all deposits grow in any direction, the potential for any drilling result to confirm the existence of a new zone, the existence of a significant upside to expand resources, and to execute on planned drilling in the area through 2026. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Corporation’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “anticipate”, “expect”, “plan”, “believe”, “objective”, “estimate”, “assume”, “intend”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to statements with respect to opportunities for resource growth and expected next steps in the development of the Project.